UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549



                                SCHEDULE 13D


                  Under the Securities Exchange Act of 1934


      Forever Enterprises, Inc. (Formerly Lincoln Heritage Corporation)
----------------------------------------------------------------------------
                              (Name of Issuer)


                        Common Stock, $.01 par value
----------------------------------------------------------------------------
                       (Title of Class of Securities)


                                 346288 10 3
                            --------------------
                               (CUSIP Number)


   Howard A. Wittner, as Trustee for           COPY TO:  Thomas A. Litz, Esq.
   RBT Trust II                                THOMPSON COBURN LLP
   7700 Bonhomme Avenue, Suite 400             One Firstar Plaza
   St. Louis, MO  63105                        St. Louis, MO  63101
   (314) 862-3535                              (314) 552-6000

----------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                                March 9, 2000
----------------------------------------------------------------------------
           (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) and (4), check the following box / /.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

----------------------                                       -------------------
 CUSIP No.346288 10 3              SCHEDULE 13D               Page 2 of 4 Pages
          -----------
----------------------                                       -------------------


============ ===================================================================
     1        NAMES OF REPORTING PERSONS/
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
              Howard A. Wittner, as trustee for RBT Trust II
------------ -------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a)/ /
                                                                       (b)/ /
------------ -------------------------------------------------------------------
     3        SEC USE ONLY

------------ -------------------------------------------------------------------
     4        SOURCE OF FUNDS*
              00
------------ -------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) OR 2(e)                              / /

------------ -------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION
              United States
-------------------  ------- ---------------------------------------------------
       NUMBER OF        7     SOLE VOTING POWER
        SHARES
     BENEFICIALLY
       OWNED BY                            6,400,000
         EACH
       REPORTING
        PERSON
         WITH
                     ------- ---------------------------------------------------
                        8     SHARED VOTING POWER
                                           0

                     ------- ---------------------------------------------------
                        9     SOLE DISPOSITIVE POWER
                                           6,400,000

                     ------- ---------------------------------------------------
                       10     SHARED DISPOSITIVE POWER
                                           0

------------ -------------------------------------------------------------------
    11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                  6,400,000
------------ -------------------------------------------------------------------
    12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
              SHARES
                                                                          / /

------------ -------------------------------------------------------------------
    13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                                  92.3%
------------ -------------------------------------------------------------------
    14        TYPE OF REPORTING PERSON
                                  OO (trustee)
============ ===================================================================

----------------------                                       -------------------
 CUSIP No.346288 10 3                                         Page 3 of 4 Pages
          -----------
----------------------                                       -------------------



ITEM 1.    SECURITY AND ISSUER

           Security:  Common Stock, $0.01 par value
           Issuer:  Forever Enterprises, Inc.
           10 South Brentwood Blvd., Suite 340
           Clayton, Missouri  63105

ITEM 2.    IDENTITY AND BACKGROUND

           (a)-(c) RBT Trust II is an irrevocable trust which is the sole owner of National Heritage Enterprises, Inc., a corporation organized under the laws of the State of Missouri and located at 10 South Brentwood Blvd., Suite 340, Clayton, Missouri 63105 ("National Heritage"). The trust was organized to hold the shares of National Heritage. As of March 8, 2000, National Heritage owned 4,000,000 shares of common stock, $0.01 par value, of Forever Enterprises, Inc. (f/k/a Lincoln Heritage Corporation).
           (d) No.
           (e) No.
           (f) N/A.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

           On March 9, 2000, RBT Trust II indirectly acquired, through National Heritage, 2,400,000 shares of common stock, $0.01 par value, of Lincoln Heritage Corporation (now known as Forever Enterprises, Inc.) in exchange for 10,648 shares of common stock, $0.01 par value, of Forever Enterprises, Inc., constituting all of the issued and outstanding shares of such corporation.

ITEM 4.    PURPOSE OF TRANSACTION

           RBT Trust II, through National Heritage, acquired 2,400,000 shares of common stock, par value $0.01 per share, of Lincoln Heritage Corporation in exchange for all of the issued and outstanding shares of capital stock of Forever Enterprises, Inc.

           Upon consummation of the transaction, the Issuer's name was changed from Lincoln Heritage Corporation to "Forever Enterprises, Inc." The corporate name of Forever Enterprises, Inc. was changed to Forever Network, Inc. and such corporation became a wholly-owned subsidiary of the Issuer. The executive offices were relocated from 1250 Capital of Texas Highway, Austin, Texas 78716 to 10 S. Brentwood Blvd., Suite 340, Clayton, Missouri 63105. Although there was no change in the members of the board of directors, the following people were elected to serve as officers of the
           Company:

                  Howard A. Wittner - Chairman and Secretary
                  Brent D. Cassity - Chief Executive Officer
                  J. Tyler Cassity - Co-Chief Executive Officer
                  Clifton Mitchell - President and Chief Financial Officer Randall K. Sutton - Vice President

----------------------                                       -------------------
 CUSIP No.346288 10 3                                         Page 4 of 4 Pages
          -----------
----------------------                                       -------------------


           The people listed above are not the current officers of the Company and subsequent to this transaction, the people listed below were elected to serve as officers of the Company effective as of September 1, 2000

                  Howard A. Wittner - Chairman and Secretary
                  Brent D. Cassity - Chief Executive Officer
                  J. Tyler Cassity - President
                  Randall K. Sutton - Vice President and Treasurer Michael R. Butler - Chief Financial Officer

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER

           (a) 6,400,000 shares of common stock, which represented 92.3% of the issued and outstanding shares of Forever Enterprises, Inc. (formerly known as Lincoln Heritage Corporation), as of December 31, 2000.

           (b) 6,400,000 shares - sole voting power and sole dispositive power.

                  0 shares - shared voting power and shared dispositive power.

           (c)    None.

           (d)    N/A.

           (e)    N/A.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

           Howard A. Wittner, trustee of the RBT Trust II, also serves as legal counsel to Forever Enterprises, Inc. and chairman of its board of directors.

ITEM 7.    MATERIALS TO BE FILED AS EXHIBITS

           N/A.
                                  SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth on this statement is true, complete and correct.


                                            RBT Trust II


February 12, 2001                           By: /s/Howard A. Wittner
                                            ------------------------------------
                                            Howard A. Wittner, as trustee